September 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Sonia Bednarowski / Mr. John Dana Brown
Re:	Spirits Capital Corporation.
Offering Statement on Form 1-A , initially filed August 10, 2023
File No.: 02412312

Dear Ms. Bednarowski and Mr. Brown:

On behalf of Spirits Capital Corporation. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated August 28, 2023 with respect to the Company’s Form 1-A (the “Form 1-A”) as noted above. We are also submitting our amended Form 1-A offering statement (the “Amendment No. 2”) promptly after submission of this letter.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Form 1-A submitted concurrently with the submission of this letter in response to the Staff’s comments.

Offering Statement on Form 1-A Index to Exhibits

Exhibit 2.1, page II-2

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: We have amended our Certificate of Incorporation to remove the forum selection clause. The Amended and Restated Certificate of Incorporation is filed as Exhibit 2.1 to Amendment No. 2. We have also included disclosure in our Amendment No. 2 under the heading “Plan of Distribution” describing the forum selection provision of the Subscription Agreement, which does not apply to any actions arising under the Securities Act or Exchange Act.

Exhibit 6.4, page II-2

2.	Please tells us whether the Form of Securities Purchase Agreement is the agreement you intend to use for sale of your common stock in this offering. If so, please revise the forum selection provision that identifies the exclusive forum as the state and federal courts sitting in Orange County, California so that it is consistent with the exclusive forum provision in Exhibit 2.1. Likewise, please revise the forum selection provision in the Form of Subscription Agreement filed as Exhibit 4.1 that states that the subscriber and the company consent to the jurisdiction of any state or federal court in the state of Delaware so that it is consistent with the exclusive forum provision in Exhibit 2.1. In addition, if the agreement in Exhibit 6.4 is the agreement you intend to use for the sale of common stock in this offering, please revise your offering circular disclosure to describe the jury waiver provision, including whether or not the provision applies to claims brought under the federal securities laws and whether or not the provision applies to secondary purchasers, and add risk factor disclosure to address the risks related to the provision.

Response: Exhibit 4.1, the Form of Subscription Agreement, is the agreement we intend to use for sale of your common stock in this offering We have deleted Exhibit 6.4. Exhibit 4.1 is consistent with our newly Amended and Restated Certificate of Incorporation referenced in our response to question #1.

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We trust that the above is sufficiently responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our counsel Ruba Qashu, Partner, Barton LLP at 949-355-5405.

Sincerely,

Spirits Capital Corporation

/s/ Todd Sanders
Todd Sanders
Chief Executive Officer and Chairman